SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 2)*

Dell Technologies Inc.

(Name of Issuer)

Class V Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L103

(CUSIP Number)

Andrew Langham

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
High River Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
3,705,904

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,705,904

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,705,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Hopper Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,705,904

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,705,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,705,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Barberry Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,705,904

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,705,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,705,904

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
6,146,143

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,146,143

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,146,143

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Icahn Offshore LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,146,143

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,146,143

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,146,143

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Icahn Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
8,677,450

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,677,450

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,677,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Icahn Onshore LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,677,450

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,677,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,677,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Icahn Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,823,593

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,823,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,823,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
IPH GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,823,593

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,823,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,823,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,823,593

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,823,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,823,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,823,593

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,823,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,823,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Beckton Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,823,593

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,823,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,823,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 24703L103

1	NAME OF REPORTING PERSON
Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,529,497

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,529,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,529,497

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the shares of Class V Common Stock, par value $0.01 per share (“Shares”), issued by Dell Technologies Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on October 15, 2018, as previously amended (the “Schedule 13D”), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing the first paragraph thereof with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 18,529,497 Shares. These Shares were purchased for an aggregate purchase price of approximately $1.71 billion.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 18,529,497 Shares, representing approximately 9.3% of the Issuer's outstanding Shares (based upon the 199,356,591 Shares stated to be outstanding as of October 18, 2018 by the Issuer in the Issuer's proxy statement/prospectus filed with the Securities and Exchange Commission on October 19, 2018).

Item 5(b) of the Schedule 13D is hereby amended by replacing the first paragraph thereof with the following:

(b) High River has sole voting power and sole dispositive power with regard to 3,705,904 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 6,146,143 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 8,677,450 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Item 5(c) of the Schedule 13D is hereby amended by adding the following to the table of transactions thereunder:

Name of Reporting Person	Date of Transaction	Amount of Securities		Price Per Share
High River Limited Partnership	10/15/2018	46,064	(1)	9.96	(2)
High River Limited Partnership	10/16/2018	3,617	(1)	9.97	(2)
High River Limited Partnership	10/17/2018	33,085	(1)	9.80	(2)
High River Limited Partnership	10/18/2018	59,085	(1)	9.90	(2)
High River Limited Partnership	10/19/2018	86,328	(1)	8.98	(2)
High River Limited Partnership	10/22/2018	69,133	(1)	9.63	(2)
High River Limited Partnership	10/23/2018	1,000	(1)	6.97	(2)
High River Limited Partnership	10/24/2018	70,000	(1)	5.91	(2)
High River Limited Partnership	10/25/2018	1,891	(1)	4.98	(2)
High River Limited Partnership	10/26/2018	28,000	(1)	4.26	(2)
High River Limited Partnership	10/29/2018	1,870,007	(3)	94.98	(3)

Icahn Partners LP	10/15/2018	107,859	(1)	9.96	(2)
Icahn Partners LP	10/16/2018	8,468	(1)	9.97	(2)
Icahn Partners LP	10/17/2018	77,468	(1)	9.80	(2)
Icahn Partners LP	10/18/2018	138,349	(1)	9.90	(2)
Icahn Partners LP	10/19/2018	202,138	(1)	8.98	(2)
Icahn Partners LP	10/22/2018	161,876	(1)	9.63	(2)
Icahn Partners LP	10/23/2018	2,341	(1)	6.97	(2)
Icahn Partners LP	10/24/2018	163,907	(1)	5.91	(2)
Icahn Partners LP	10/25/2018	4,428	(1)	4.98	(2)
Icahn Partners LP	10/26/2018	65,562	(1)	4.26	(2)
Icahn Partners LP	10/29/2018	4,378,915	(3)	94.98	(3)

Icahn Partners Master Fund LP	10/15/2018	76,395	(1)	9.96	(2)
Icahn Partners Master Fund LP	10/16/2018	5,998	(1)	9.97	(2)
Icahn Partners Master Fund LP	10/17/2018	54,870	(1)	9.80	(2)
Icahn Partners Master Fund LP	10/18/2018	97,991	(1)	9.90	(2)
Icahn Partners Master Fund LP	10/19/2018	143,172	(1)	8.98	(2)
Icahn Partners Master Fund LP	10/22/2018	114,655	(1)	9.63	(2)
Icahn Partners Master Fund LP	10/23/2018	1,659	(1)	6.97	(2)
Icahn Partners Master Fund LP	10/24/2018	116,093	(1)	5.91	(2)
Icahn Partners Master Fund LP	10/25/2018	3,135	(1)	4.98	(2)
Icahn Partners Master Fund LP	10/26/2018	46,438	(1)	4.26	(2)
Icahn Partners Master Fund LP	10/29/2018	3,101,103	(3)	94.98	(3)

(1)	Represents Shares to be acquired pursuant to forward contracts expiring on September 24, 2020. These forward contracts were exercised by the Reporting Persons on October 29, 2018.

(2)	Represents the amount per Share the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract, including a financing charge. The forward price was $85.00 per Share. These forward contracts were exercised by the Reporting Persons on October 29, 2018.

(3)	Represents Shares acquired pursuant to the Forward Contracts (as defined below). The Forward Contracts were set to expire on September 24, 2020. On October 29, 2018, the Reporting Persons exercised the Forward Contracts for an aggregate of 9,350,025 Shares, which represent all forward contracts held by the Reporting Persons as of the date of this filing, including the forward contracts to which this footnote is referenced.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by replacing the first and second paragraph thereof with the following:

On the relevant dates listed above in Item 5(c), certain of the Reporting Persons entered into forward contracts (the “Forward Contracts”) providing for the purchase by such Reporting Persons of an aggregate of 9,350,025 Shares at a forward price of $85.00 per Share, for an aggregate forward price of approximately $794.8 million. The Reporting Persons also paid the counterparty to the Forward Contracts an aggregate amount of approximately $93.3 million upon entering into such Forward Contracts.

The Forward Contracts provided for physical settlement, with the Reporting Persons party thereto retaining the right to elect cash settlement. The Forward Contracts did not give any Reporting Persons direct or indirect voting, investment or dispositive control of the Shares to which such Forward Contracts related. The Forward Contracts were set to expire on September 24, 2020. On October 29, 2018, the Reporting Persons exercised all of the Forward Contracts and acquired an aggregate of 9,350,025 Shares for an aggregate purchase price of approximately $888.1 million.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2018

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:	/s/ Edward E. Mattner

Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP

By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho

Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D/A No. 2 – Dell Technologies Inc.]